UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 29, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Rybelsus® approved in Japan for the treatment of type 2 diabetes

Bagsværd, Denmark, 29 June 2020 - Novo Nordisk today announced that the Japanese Ministry of Health, Labour and Welfare has approved Rybelsus® (oral semaglutide), the first and only oral glucagon-like peptide-1 receptor agonist (GLP-1 RA) in a tablet, for the treatment of adults with type 2 diabetes.

The approval of Rybelsus® in Japan is based on results from the PIONEER clinical trial programme, which involved more than 9,500 adults with type 2 diabetes, including approximately 1,300 adults from Japan. The approved label reflects the Japanese studies, which showed that Rybelsus® 7 mg once daily was comparable to liraglutide 0.9 mg once daily and, in combination with one other oral antidiabetic treatment, Rybelsus® 7 mg once daily was comparable to dulaglutide 0.75 mg once weekly, while Rybelsus® 14 mg once daily resulted in significantly greater reductions in HbA1c than both liraglutide and dulaglutide - the two most widely used injectable GLP-1 receptor agonists in Japan.

“We are very excited about the approval of Rybelsus® in Japan, offering people living with type 2 diabetes the first and only oral GLP-1 in a tablet,” said Mads Krogsgaard Thomsen, executive vice president and chief scientific officer. “Providing people living with type 2 diabetes with efficacious and convenient treatment options is essential, as millions of people are currently not achieving target blood sugar levels on available oral antidiabetic medications.”

Novo Nordisk will now initiate reimbursement negotiations and expects to launch Rybelsus® in Japan thereafter. Novo Nordisk and MSD will be co-promoting Rybelsus® in Japan.

About Rybelsus®

Rybelsus® (oral semaglutide), which has the brand name リベルサス® in Japan, is the first and only oral GLP-1 RA approved for the treatment of type 2 diabetes. It is an analogue of the naturally occurring hormone GLP-1. The approval of Rybelsus® is based on the PIONEER programme, a global clinical development programme that comprises eight global and two Japanese phase 3a trials, encompassing more than 9,500 adults with type 2 diabetes. Rybelsus®

is administered orally once daily and is approved for use in three therapeutic dosages, 3 mg, 7 mg and 14 mg in Japan. Rybelsus® has also been approved in the US, the EU, Switzerland and Canada.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 43,100 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 42 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 29, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer